Exhibit 99.1

NaaS Technology Inc. Announces Results of 2025 Annual General Meeting

BEIJING, October 10, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S.-listed EV charging service company in China, is pleased to announce that at its 2025 annual general meeting of shareholders held in Langfang, Hebei Province today, shareholders of the Company approved each of the five proposed resolutions set out in the notice of annual general meeting (the “Meeting Notice”), namely, (i) an ordinary resolution to increase the Company’s authorized share capital, (ii) a special resolution to amend the Company’s Second Amended and Restated Memorandum and Articles of Association to the Third Amended and Restated Memorandum and Articles of Association to reflect such increase in the share capital, (iii) a special resolution to amend the par value of each authorized share in the capital of the Company (including all issued shares) from US$0.01 to US$0.000001, such that following the amendment, the authorized share capital of the Company shall be US$52,000, subject to confirmation by the Grand Court of the Cayman Islands, (iv) a special resolution to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to the Fourth Amended and Restated Memorandum and Articles of Association, conditional upon and with immediate effect upon confirmation of the Grand Court of the Cayman Islands, and (v) an ordinary resolution to authorize the Company’s directors, officers and agents to carry out the foregoing. The Meeting Notice had been furnished on September 9, 2025 to the Securities and Exchange Commission under cover of a Form 6-K and timely disseminated to shareholders and holders of the Company’s American depositary shares prior to the meeting.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company is one of the leading providers of new energy asset operation services. The Company utilizes advanced technology to intelligently match charging supply with demand, offering electric vehicle users a seamless, efficient, and smart charging experience. Furthermore, NaaS empowers charging stations and charging station operators to optimize their operations, driving greater efficiency and enhancing profitability.

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Investor Relations

NaaS Technology Inc.

E-mail: ir@enaas.com

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E-mail: pr@enaas.com